UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 31)*

NATIONAL PROPERTY INVESTORS 4

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant Executive Vice President Apartment Investment and Management Company 4582 South Ulster Street, Suite 1100 Denver, Colorado 80237 (303) 757-8101

with a copy to:

Robert Mintz, Esq.

Hogan Lovells US LLP

One Tabor Center

1200 Seventeenth St., Suite 1500

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable	Page 2 of 10

1	NAMES OF REPORTING PERSONS AIMCO Properties, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 84-1275721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 47,850 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 47,850 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,850 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.74%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. Not Applicable	Page 3 of 10

1	NAMES OF REPORTING PERSONS AIMCO-GP, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 47,850 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 47,850 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,850 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.74%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. Not Applicable	Page 4 of 10

1	NAMES OF REPORTING PERSONS APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 84-1259577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 47,850 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 47,850 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,850 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.74%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. Not Applicable	Page 5 of 10

1	NAMES OF REPORTING PERSONS AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,977 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,977 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,977 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.62%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. Not Applicable	Page 6 of 10

1	NAMES OF REPORTING PERSONS AIMCO/IPT, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,977 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,977 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,977 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.62%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. Not Applicable	Page 7 of 10

1	NAMES OF REPORTING PERSONS IPLP ACQUISITIONS I, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,452 Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,452 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,452 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.42%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Introductory Note

This Amendment No. 31 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P., AIMCO/IPT, Inc., and IPLP Acquisitions I, L.L.C. (collectively, the “Reporting Persons”).

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

On December 19, 2011, National Property Investors 4, a California limited partnership (the “Partnership”), entered into an Amended and Restated Agreement and Plan of Conversion and Merger (the “Amended and Restated Merger Agreement”) with AIMCO Properties and AIMCO NPI 4 Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”), pursuant to which the Partnership will be converted from a California limited partnership to a Delaware limited partnership named National Property Investors 4, LP (“New NPI 4”), following which the Merger Subsidiary will be merged with and into New NPI 4, with New NPI 4 as the surviving entity. Pursuant to the terms of the Amended and Restated Merger Agreement, the cash consideration that holders of units of limited partnership interest (each, a “Unit”) of the Partnership may elect to receive upon consummation of the merger transaction decreased from $195.27 to $167.15, and the number of partnership common units of AIMCO Properties that holders of Units may elect to receive upon consummation of the merger transaction will be calculated by dividing $167.15 by the average closing price of AIMCO common stock, as reported on the New York Stock Exchange, over the ten consecutive trading days ending on the second trading day immediately prior to the effective time of the merger transaction. This decrease is due to changes in the Partnership’s financial position and changes in the market value of its indebtedness. Prior to consummation of the transactions contemplated by the Amended and Restated Merger Agreement, the partnership agreement of the Partnership will be amended to eliminate the prohibition on transactions between the Partnership, on the one hand, and its general partner and its affiliates, on the other.

Completion of the merger transaction is subject to certain conditions, including approval by a majority in interest of the limited partners holding Units. AIMCO Properties and its affiliates own approximately 79.74% of the outstanding Units, however certain of these Units are subject to a voting restriction that requires such Units be voted in proportion to the votes cast with respect to the Units not subject to the voting restriction. As a result, AIMCO Properties and its affiliates will vote approximately 63.76% of the outstanding Units and have indicated that they intend to take action by written consent to approve the merger transaction.

The Amended and Restated Merger Agreement may be terminated, and the merger transaction may be abandoned, at any time prior to its consummation by the Partnership, AIMCO Properties or the Merger Subsidiary for any reason, and there is no assurance that the merger transaction will be consummated.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The following is filed herewith as an Exhibit to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated July 26, 2011, by and among AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc. and IPLP Acquisitions I, L.L.C. (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Amendment No. 29 to Schedule 13D filed on July 27, 2011).

Exhibit 7.2	Amended and Restated Agreement and Plan of Conversion and Merger, dated as of December 19, 2011 (incorporated by reference to Exhibit 10.1 to National Property Investors 4’s Current Report on Form 8-K, dated December 19, 2011).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC. (General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO IPLP, L.P.
By:	AIMCO/IPT, Inc. (General Partner)
AIMCO/IPT, INC.
IPLP ACQUISITIONS I, L.L.C.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Authorized Signatory

[Signature Page to NPI 4 13D/A for Amendment No. 1]